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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                  NATIONAL PATENT DEVELOPMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  637132101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  November 24, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 637132101                       13D                 Page 2 of 8 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.   FEIN:  40-0002819
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  1,390,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           1,390,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1,390,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
7.9% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 17,769,919 shares of Common Stock outstanding, as reported by the Issuer on its Amendment No. 3 to Form S-1 filed on November 8, 2004.

CUSIP No. 637132101                       13D                  Page 3 of 8 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.   FEIN:  40-0002816
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  1,390,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           1,390,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,390,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
7.9% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 17,769,919 shares of Common Stock outstanding, as reported by the Issuer on its Amendment No. 3 to Form S-1 filed on November 8, 2004.

CUSIP No. 637132101                       13D                 Page 4 of 8 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN:  36-4150443
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  1,390,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power]
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           1,390,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,390,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
7.9% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based upon 17,769,919 shares of Common Stock outstanding, as reported by the Issuer on its Amendment No. 3 to Form S-1 filed on November 8, 2004.

CUSIP No. 637132101                       13D                 Page 5 of 8 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN: 36-6934216
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Illinois
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  1,390,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           1,390,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,390,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
7.9% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based upon 17,769,919 shares of Common Stock outstanding, as reported by the Issuer on its Amendment No. 3 to Form S-1 filed on November 8, 2004.

CUSIP No. 637132101                       13D                 Page 6 of 8 Pages

ITEM 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of National Patent Development Corporation, a Delaware corporation (the "Issuer"). Issuer's principal executive office is located at 777 Westchester Avenue, White Plains, NY 10604.

ITEM 2. Identity and Background

(a)-(c) EGI-Fund (02-04) Investors, L.L.C. ("Purchaser") is a Delaware limited liability company. EGI-Managing Member (02-04), L.L.C. is a Delaware limited liability company and the managing member of Purchaser ("Managing Member"). SZ Investments, L.L.C. ("SZ Investments") is a Delaware limited liability company and the managing member of Managing Member.

The executive officers of Purchaser, Managing Member and SZ Investments are as follows:

- Samuel Zell - President; Chairman of the Board of Directors of Equity Group Investments, L.L.C. ("EGI")

- Donald J. Liebentritt - Vice President; President of EGI

- William C. Pate - Vice President; Managing Director of EGI

- Philip Tinkler - Treasurer; Vice President and Treasurer of EGI

SZ Investments is indirectly owned by various trusts established for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"; together with Purchaser, Managing Member and SZI, the "EGI Entities").

The officers and members of the Board of Directors of Chai and their principal occupations are as follows:

- Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830.

- Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.

- Donald J. Liebentritt is the President and a Director of Chai Trust. Mr. Liebentritt is also the President of EGI.

- Leah Zell Wanger is a Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603.

- JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.

- Matthew Zell is a Director of Chai Trust and an employee of EGI.

- Robert M. Levin is a Director and the Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

- James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President, Taxes of EGI.

The  business  address of each EGI  Entity,  Samuel  Zell,  Donald  Liebentritt,
William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

(d) and (e) None of the Reporting Persons, nor any of their respective executive officers or directors, if any, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Reporting Persons and their respective executive officers and directors, if any, are United States citizens.

CUSIP No. 637132101                       13D                  Page 7 of 8 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

Purchaser is a holder of shares of the capital stock of GP Strategies Corporation, a Delaware corporation ("GPX"). On or about November 24, 2004, GPX consummated a spin-off (the "Spin-Off") of 100% of the Common Stock of Issuer to the common and Class B shareholders of GPX, pursuant to which Purchaser received 1,390,000 shares of the Common Stock of Issuer. The Spin-Off is further described in that certain Form S-1 filed by the Issuer with the SEC, as amended. Purchaser did not make any payment or use any funds to acquire the shares of Common Stock issued in the Spin-Off.

ITEM 4. Purpose of the Transaction

Purchaser acquired the Common Stock in connection with the Spin-Off. Purchaser intends to review continuously its position in Issuer. Purchaser reserves the right to sell or otherwise dispose of some or all of the securities of Issuer beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional securities of Issuer, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

ITEM 5. Interest in Securities of Issuer

(a) and (b) To the best knowledge of each of the Reporting Persons, there were 17,769,919 shares of Common Stock outstanding, as reported by the Issuer on its Amendment No. 3 to Form S-1 filed on November 8, 2004.

Purchaser and each of the other Reporting Persons share beneficial ownership and dispositive and voting power of 1,390,000 shares of Common Stock, representing 7.9% of Issuer's issued and outstanding Common Stock.

(c) Except as set forth above in Items 3 and 4, during the last 60 days no other transactions in Issuer's Common Stock or were effected by any of the reporting persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

None

Item 7.  Material to be Filed as Exhibits.

None

CUSIP No. 637132101              13D                           Page 8 of 8 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 30, 2004



                                      SZ INVESTMENTS, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President

                                      EGI-FUND (02-04) INVESTORS, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President

                                      EGI-MANAGING MEMBER (02-04) INVESTORS,
                                      L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President

                                      CHAI TRUST COMPANY, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)